812 San Antonio Street Suite 600 Austin, Texas 78701 Tel 512 • 583 • 5900 Fax 512 • 583 • 5940 Lowell W. harrison Direct Dial: 512.583.5905 EMAIL: lharrison@fkhpartners.com

October 5, 2018

Via Federal Express and EDGAR

Ms. Jessica Livingston

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         Business First Bancshares, Inc.

Registration Statement on Form S-4

Filed August 29, 2018

File No. 333-227085

Dear Ms. Livingston:

On behalf of our client, Business First Bancshares, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of September 21, 2018 (the “Comment Letter”). We have enclosed for filing with the Commission a copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-4 of the Company (the “Revised Registration Statement”), as submitted to the Commission’s EDGAR system.

We are separately providing the Staff copies of this letter and marked copies of the Revised Registration Statement.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses of the Company follow each reproduced comment.

Cover Page

1.            Please revise to disclose the aggregate value of the merger consideration. Please also disclose both your stock price and the implied value per share of Richland State Bancorp stock as of the last trading day before the merger announcement.

In response to the Staff’s comments, the Company has revised the cover page in the Revised Registration Statement to use the Company’s stock price at closing of the trading day immediately prior to the merger announcement for the purposes of providing an implied value, and has included the aggregate implied value of the merger consideration.

Securities and Exchange Commission
October 5, 2018

Opinion of Richland State’s Financial Advisor, page 90

2.            Please revise to quantify the fees paid to National Capital for delivery of its fairness opinion. Also please quantify the portion of the fee that is contingent upon consummation of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comments, the Company has revised this section to include a disclosure of the fees paid to National Capital in connection with preparation and delivery of their fairness opinion. As noted in the Revised Registration Statement, no portion of the fee is contingent upon consummation of the transaction.

Interests of Richland State’s Directors and Executive Officers in the Merger, page 100

3.           We note the disclosure on page 102 that Mr. Vascocu will be appointed to the board of directors of Business First Bank. We also note the covenant in Section 7.26 of the Merger Agreement to appoint Mr. Vascocu to a newly created position on the board of directors at both the holding company level and the bank subsidiary level. Please reconcile or advise. If Mr. Vascocu will have a board seat at the holding company level, please file his consent under Rule 438 as an exhibit to the Registration Statement.

In response to the Staff’s comments, the Company has revised this section to include that Mr. Vascocu will be appointed to newly created positions on the boards of directors of both the Company and Business First Bank. Accordingly, the Revised Registration Statement includes as Exhibit 99.3 a consent pursuant to Rule 438 executed by Mr. Vascocu to such effect.

Part II. Exhibit Index, page II-4

4.           We note that your Exhibit Index states that exhibits 10.1, 10.2, 10.3 and 10.4 have been attached as Exhibits A, B, C and D to the merger agreement, which was filed as Annex A to the proxy statement/prospectus. We note, however, that the merger agreement contains only placeholders for those exhibits. Please ensure that they are included in a pre-effective amendment to the proxy statement/prospectus.

In response to the Staff’s comments, the Company has included Exhibits 10.1-10.4 as Exhibits A-D to the merger agreement filed as Annex A to the proxy statement/prospectus, as described in the Exhibit Index.

Securities and Exchange Commission
October 5, 2018

Please do not hesitate to contact us if you have any questions concerning any aspect of the Revised DRS or if we may be of further assistance. You can reach me directly at (512) 583-5905 and John Wilson at (512) 583-5923. We appreciate your prompt attention to this matter.

Very truly yours,

/s/ Lowell W. Harrison
Lowell W. Harrison

Enclosure

cc:          David R. “Jude” Melville, III, Business First Bancshares, Inc.

John T. Wilson, Jr., firm